10f-3 Transactions Summary*
* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.


Fund
Health Care Fund
Security
Trans1 Inc.
Advisor
EIMCO
Transaction Date
10/16/07
Cost
$270,000
Offering Purchase
0.05%
Broker
Lehman Brothers
Underwriting Syndicate Members
Piper Jaffrey
Cowen and Company
Wachovia Securities